UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP ANNOUNCES GUIDANCE FOR 2019

Santiago, Chile, December 19, 2018– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reports its guidance for 2019.

Having reviewed its operational projections for 2019, the Company is estimating an operating margin for the full year 2019 in the range of 7% to 9%.

LATAM will review its guidance on a quarterly basis to incorporate any important changes in macroeconomic variables or operating performance.

Guidance		2018E	2019E

ASK Growth	International	6%	3% - 5%
	Brazil Domestic	4%	2% - 4%
	Spanish Speaking Countries Domestic	4%	8% - 10%
	TOTAL	5%	4% - 6%

ATK Growth		4%	1% - 3%

Operating Margin		6.5% - 8.0%	7% - 9%

Assumptions
Average exchange rate (BRL/USD)			4.00
Jet Fuel Price (US$/bbl)			80

Note: ASK and ATK growths for 2018 include the projection for December 2018.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs approximately 40.000 people worldwide, operating more than 1,300 flights per day and transporting 68 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 321 aircraft average an age of around eight years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fifth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via http://www.latamairlinesgroup.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	CFO of LATAM Airlines Group